UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release dated August 18, 2016 titled “Nortel Inversora S.A. announces the payment of cash dividends”

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

Announces the payment of cash dividends

Nortel Inversora S.A. (“Nortel” or the “Company”) announces to its shareholders that at its meeting held on August 9, 2016, the Board of Directors decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends”, pursuant to the powers granted by the Annual and Extraordinary General Stockholders’ Meetings held on April 29, 2016. The accumulated amount of the “Voluntary Reserve for the Future Distribution of Dividends” was AR$ 8,511,418,077.80, and the Board has resolved to deduct from that aggregate amount and distribute as cash dividends an amount of AR$ 172,000,000.00, as a result of which the above mentioned Reserve has been reduced to AR$ $8,339,418,077.80. Payment of the cash dividends shall be made available on August 30, 2016, or any following date, pursuant to applicable law at the jurisdictions where Nortel’s shares are listed.

The following amounts will be distributed:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$84,209,848.08, which amounts to AR$57.2678851648 for each Class B preferred share, representing 572.678851648% of its par value (AR$10), and AR$2.8633942582 per ADR; and

b)	to the shares of common stock, an aggregate dividend of AR$87,790,151.92, which amounts to AR$16.469711827 for each share of common stock, representing 164.69711827% of its par value (AR$10).

Pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend approved for the holders of “Class B” Preferred Shares represents 48.959214% of the dividends referred to in paragraphs (a) and (b) of this notice, considered in the aggregate, while the dividend approved for the holders of shares of common stock represents the remaining 51.040786%.

Payment to the holders of Class “B” Preferred Shares shall be made through Caja de Valores, at its domicile 25 de Mayo 362, Autonomous City of Buenos Aires, from 10am to 3pm.

Holders of American Depositary Receipts (ADRs) will receive their dividends payment through JPMorgan Chase Bank N.A., Depositary of those ADRs, as from the applicable date pursuant to the laws governing the jurisdiction where the Company’s ADRs are listed.

María Blanco Salgado

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 19, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations